UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 29, 2019

We hereby inform as a Relevant Information Communication that we have been notified that our subsidiary in Chile, Vial y Vives - DSD SA, has been awarded by Compañia Minera Teck Quebrada Blanca S.A. a contract to carry out the civil works and electromechanical assembly of the Grinding area and Pebbles crushing of the Concentrator Plant for Teck’s Quebrada Blanca Phase 2 Project.  We have gone through a strict process of due diligence, managed by Bechtel Chile, Ltda, according to the highest international standards.

The Quebrada Blanca Phase 2 Project (QB2) is an expansion of Teck’s Quebrada Blanca copper operation in the Tarapaca Region of Chile. The project includes construction of a 143,000-tonne per day concentrator and related facilities, which are connected to a new port and desalination plant by 165-kilometre concentrate and desalinated water pipelines. Average annual copper equivalent production over the first five full years of operation is estimated at 316,000 tonnes. QB2 will also include the first large-scale use of desalinated seawater in the Tarapaca Region to eliminate freshwater use in operations.

The approximate consideration for the aforementioned works is in the range of US $ 250 million, payable to the verification of different milestones usual in this type of work. The deadline for carrying out the work is approximately 28 months counted from the order to proceed generated by the respective contract.

The aforementioned award reflects the progress of the Group's regional strategy and strengthens the positioning of our construction business in the mining market.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 29, 2019